Exhibit 2.2

Stock Purchase Agreement

Amendment 1

Agreement dated as of July 29, 2011 (the “Agreement”) between Fortune Brands, Inc., a Delaware corporation (“Seller”) and Alexandria Operations Corp., a Delaware corporation (“Buyer”).

Preliminary Statements

A. Seller and Buyer are parties to a Stock Purchase Agreement dated as of May 19, 2011 (the “Stock Purchase Agreement”) relating to the shares of Acushnet Company, a Delaware corporation (the “Company”).

B. Seller and Buyer are entering into this Agreement to document certain amendments of the Stock Purchase Agreement and the Disclosure Schedules for the Stock Purchase Agreement, as set forth herein.

Seller and Buyer agree as follows:

ARTICLE I

Definitions and Interpretation

Section 1.01 Certain Defined Terms. Terms defined in the preamble, preliminary statements or other sections of this Agreement have the respective meanings set forth therein and the terms used and not otherwise defined herein have the meanings set forth in the Purchase Agreement.

Section 1.02 Interpretation. Interpretation of this Agreement is governed by the rules of construction set forth in the Purchase Agreement.

ARTICLE II

Amendments & Consent

Section 2.01 Acushnet Company Indebtedness.

(a) Section 2.03(a) of the Stock Purchase Agreement is amended by (i) deleting the words “sixty (60) days” and (ii) replacing those words with “forty-five (45) days”.

(b) Section 6.07(a) of the Stock Purchase Agreement is amended by:

(i) deleting the phrase “deliver the applicable payoff letters to Buyer in connection with such discharge or extinguishment”; and

(ii) replacing that phrase with the following: “deliver to Buyer in connection with such discharge or extinguishment either (x) a certificate of an executive officer of the Company, dated as of Closing Date, stating that, to the best knowledge of such officer, no Indebtedness (other than Indebtedness referred to in clause (iv) or (vi) of such term) is outstanding as of the Closing Date or (y) copies of account statements or other evidence reasonably satisfactory to Buyer showing that no Indebtedness (other than Indebtedness referred to in clause (iv) or (vi) of such term) is outstanding as of the Closing Date; provided, however, that failure to provide such certificate or other evidence, or any inaccuracy in any such certificate or other evidence shall not constitute a breach of this Agreement or a failure to satisfy a condition to Closing and the only consequence and sole remedy for such failure shall be that any such Indebtedness (other than Indebtedness referred to in clause (iv) or (vi) of such term) that is outstanding as of the Closing Date shall be included in the Indebtedness Adjustment referred to below or, without duplication, the Working Capital Adjustment. Buyer shall terminate, or shall cause the Acushnet Companies to terminate, at such time during the period commencing on the Business Day after the Closing Date and ending five (5) Business Days after the Closing Date, as determined by the Buyer, all Indebtedness of the type referred to in clause (vi) of such term outstanding as of the Closing Date with Citibank or Royal Bank of Scotland, without, loss, cost, expense or other liability of any kind to Seller.”

(c) Section 6.07(c) of the Stock Purchase Agreement is amended by adding at the end thereof the following: “Notwithstanding the preceding provisions of this Section 6.07(c), the Company will be permitted to retain (x) up to $5 million of cash or cash equivalents in the United States for up to five (5) Business Days after the Closing Date for working capital and general corporate purposes (the “US Working Capital Amount”) and (y) up to the foreign currency equivalent of approximately $5 million of cash or cash equivalents outside the United States, until the Final Settlement Date (the “Foreign Working Capital Amount”). The US Working Capital Amount shall be paid by Buyer to Seller on or prior to the date that is five (5) Business Days after the Closing Date. The Foreign Working Capital Amount shall be a current asset (only) included in the Working Capital Adjustment.”

(d) Section 6.07(e) of the Stock Purchase Agreement is amended by adding at the end thereof the following: “Notwithstanding the preceding provisions of this Section 6.07(e), (i) Buyer shall not be required to obtain a release of the Seller Support Agreement referred to in Section 1.17 of Section 1.01(c) of the Disclosure Schedules (the “Bridgestone Letter of Credit”) prior to the Closing and instead shall be required to provide to Seller, within ten (10) Business Days after the Closing, an irrevocable stand-by letter of credit in form and substance reasonably satisfactory to Seller, issued by Korea Development Bank (or another bank satisfactory to Seller, in its sole discretion) in favor of Seller, in an amount equal to eight million dollars ($8,000,000) which may be drawn by Seller to fund the first eight million dollars ($8,000,000) of any reimbursement obligation Seller may have under its Seller Support Agreement for the Bridgestone Letter of Credit; and (ii) Buyer shall not be required to obtain a release of Seller from its reimbursement obligations with respect to approximately $4.3 million of outstanding trade letters of credit issued for the account of Acushnet Companies under a Seller letter of credit facility with Royal Bank of Scotland (the “RBS Letters of Credit”) until not later than ten (10) Business Days after the Closing and Buyer shall indemnify Seller with respect to such Seller Support Agreement and letter of credit reimbursement obligation while they remain in effect as provided in the prior sentence of this Section 6.07(e).”

(e) Section 1 of Section 1.01(d) of the Disclosure Schedules is amended by adding, at the end thereof, the following provision.

“Notwithstanding any contrary provision in this Section 1, (x) the amount of any US Working Capital Amount shall accounted for as follows: (i) if paid as and when due, as an Excluded Item, or (ii) if not paid as and when due, as provided in clause (y) below for any Foreign Working Capital Amount; and (y) the amount of any Foreign Working Capital Amount shall be accounted for as follows: (i) included as cash and cash equivalents of the Company for purposes of the definition of Current Assets, and (ii) excluded from accounts payable of the Company for purposes of the definition of Current Liabilities, notwithstanding that they are Intercompany Accounts not settled or cancelled prior to the Closing Date.”

Section 2.02 401(k) Plan. Section 7.03(b) of the Stock Purchase Agreement is amended in its entirety as follows:

“(b) Each Company Employee participating in the Fortune Brands, Inc. Retirement Savings Plan (“Seller 401(k) Plan”) shall cease accruing benefits under the Seller 401(k) Plan as of the Closing. Effective as soon as administratively feasible following Closing, Buyer shall, or shall cause an Affiliate to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer 401(k) Plan”), including any benefits, rights or features of the Seller 401(k) Plan to the extent required under Section 411(d)(6) of the Code. Each Company Employee who was participating in the Seller 401(k) Plan shall be eligible to become a participant in the Buyer 401(k) Plan as soon as administratively feasible following Closing. Buyer shall, or shall cause its Affiliates to, cause the trustee of the Buyer 401(k) Plan to accept a trustee-to-trustee transfer of the account balances (including promissory notes evidencing all outstanding loans) of Company Employees under the Seller 401(k) Plan. Buyer shall provide Seller with such documents and other information as Seller shall reasonably request to assure itself that (i) the Buyer 401(k) Plan provides for the receipt of the trustee-to-trustee transfer and includes any benefits, rights or features of the Seller 401(k) Plan to the extent required under Section 411(d)(6) of the Code, and (ii) the Buyer 401(k) Plan and the trust established in connection therewith are qualified and tax-exempt under Section 401(a) and Section 501(a) of the Code, evidenced by either a favorable determination letter issued by the IRS or an opinion of counsel, which opinion shall be reasonably satisfactory to Seller, to the effect that the Buyer 401(k) Plan and its related trust qualify under Sections 401(a) and 501(a) of the Code.

Each Company Employee shall receive credit under the Buyer 401(k) Plan for all service with the Company and its Affiliates and their respective predecessors prior to the Closing for purposes of vesting and eligibility as if such service was with Buyer.”

Section 2.03 Other Employee Benefits. Section 7.03 of the Stock Purchase Agreement is amended by adding at the end thereof the following:

“(i) With respect to the Company’s self-insured medical plan, Seller shall permit the Company to continue to participate in Seller’s stop loss insurance arrangement covering claims paid under employee benefit arrangements of Seller and its Subsidiaries through the end of the month that includes the Closing Date subject to a reimbursement or charge to the Company following the end of the month that includes the Closing Date in accordance with Seller’s current practice.

(j) Seller shall permit the Company to continue to participate under Seller’s medical administrative contract with United Healthcare Insurance Company through December 31, 2011, and Buyer shall, or shall cause the Company to, reimburse, indemnify and hold Seller harmless against, any fees and other amounts due to United Healthcare Insurance Company as a result of continuing participation of the Company under such contract through December 31, 2011.”

Section 2.04 Assignment; Successors and Assigns. Section 11.05 of the Stock Purchase Agreement is amended in its entirety as follows:

“Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, prior to the Closing Date, Buyer may, without the consent of Seller, (x) assign its rights and obligations under this Agreement to one or more of its Affiliates provided that (i) the Buyer Guaranty applies to the obligations assigned to such Affiliate or Affiliates and (ii) no such assignment shall relieve Buyer of any of its obligations hereunder and (y) assign any of its rights under this Agreement as collateral security for any lender providing financing to the Buyer. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.”

Section 2.05 Working Capital Computation. Section 1.01(d) of the Disclosure Schedules is amended by deleting, in Section 4, the words “[Intentionally Left Blank]” and inserting the following:

“Working Capital shall be computed as of the Closing Date for all Acushnet Companies, notwithstanding the normal accounting practice of the Company is to include in its consolidated balance sheet for any month-end fiscal period the current assets and current liabilities of certain Acushnet Companies reported to the Company as of various dates that precede the date of the Company’s month-end fiscal period.”

Section 2.06 Procedures for Third-Party Claims. Section 9.05(g) of the Disclosure Schedules is amended by deleting the number “$12,000,000” and inserting the following:

“Japanese ¥1,400,000,000”

Section 2.07 Effect of Amendments. The amendments of the Stock Purchase Agreement and the Disclosure Schedules set forth in this Agreement shall become effective as of the date set forth in the preamble of this Agreement upon execution of this Agreement by Seller and Buyer. The Stock Purchase Agreement and Disclosure Schedules shall continue in full force and effect, in accordance with their respective terms except, from and after the time the amendments expressly set forth in this Agreement become effective, as amended by this Agreement. From and after the time the amendments set forth in this Agreement become effective, any reference to the Disclosure Schedules, either in the Stock Purchase Agreement, the Disclosure Schedules or any other document, shall be deemed a reference to the Disclosure Schedules as amended by this Agreement.

Section 2.08 Consent. The amendments of the Stock Purchase Agreement and the Disclosure Schedules set forth in this Agreement shall, for purposes of Section 6.04(b) of the Stock Purchase Agreement, be Buyer’s express written approval for the changes contemplated by those amendments, including for purposes of Section 6.04(b)(iv) and Section 6.04(b)(viii) if they were considered to be applicable to those changes.

ARTICLE III

Representations and Warranties

Section 3.01 Seller Representations. Seller represents and warrants to Buyer that:

(a) Seller has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Purchase Agreement as amended by this Agreement.

(b) Seller has duly authorized, executed and delivered this Agreement.

(c) Assuming the accuracy of Buyer’s representations and warranties in Section 3.02(d), this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(d) The execution, delivery and performance by Seller of this Agreement (and performance by Seller of the Stock Purchase Agreement as amended by this Agreement) do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of Seller; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller; or (iii) require the Consent, notice or other action by any Third Party (other than any Governmental Authority) under, result in a violation or breach of, constitute a Default under, any material agreement to which Seller is a party, except in the cases of clauses (ii) and (iii), where the violation, breach, Default, or failure to give notice or obtain a Consent or other action by any such Third Party would not have a material adverse effect on Seller’s ability to consummate the Transactions.

(e) No Consent, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement, except for such Consents, Permits, Governmental Orders, declarations, filings or notices which the failure to obtain or make would not have a material adverse effect on Seller’s ability to consummate the Transactions.

Section 3.02 Buyer Representations. Buyer represents and warrants to Seller that:

(a) Buyer has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Purchase Agreement as amended by this Agreement.

(b) Buyer has duly authorized, executed and delivered this Agreement.

(c) Assuming the accuracy of Seller’s representations and warranties in Section 3.01(d), this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(d) The execution, delivery and performance by Buyer of this Agreement (and performance by Buyer of the Stock Purchase Agreement as amended by this Agreement) do not and will not: (i) result in a violation or breach of any provision of the Organizational Documents of Buyer; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (iii) require the Consent, notice or other action by any Third Party (other than any Governmental Authority) under, result in a violation or breach of, constitute a Default under, any material agreement to which Buyer is a party, except in the cases of clauses (ii) and (iii), where the violation, breach, Default, or failure to give notice or obtain a Consent or other action by any such Third Party would not have a material adverse effect on Buyer’s ability to consummate the Transactions.

(e) No Consent, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement, except for such Consents, Permits, Governmental Orders, declarations, filings or notices which the failure to obtain or make would not have a material adverse effect on Buyer’s ability to consummate the Transactions.

ARTICLE IV

Miscellaneous

Section 4.01 Stock Purchase Agreement. The provisions in Article XI of the Stock Purchase Agreement shall apply to this Agreement as if set forth herein, mutatis mutandis, except that any reference therein to “this Agreement” shall be deemed a reference to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORTUNE BRANDS, INC.

By:	/s/ Patrick J. Koley
Name:	Patrick J. Koley
Title:	Senior Vice President, Strategy and Corporate Development

ALEXANDRIA OPERATIONS CORP.

By:	/s/ Gene Yoon
Name:	Gene Yoon
Title:	President